Cohen & Steers International Realty Fund, Inc.

280 Park Avenue, 10th floor

New York, New York 10017

September 24, 2015

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mark Cowen

Re:	Cohen & Steers International Realty Fund, Inc. (File No. 811-21677) (the “Corporation”)

Ladies and Gentlemen:

On behalf of the above-referenced Corporation, transmitted for filing are responses to comments, on the Corporation’s prospectus dated October 1, 2015 (the “Prospectus”), received from Mark Cowen of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on July 27, 2015. For the convenience of the Staff, written comments have been restated below in their entirety. The Corporation’s response follows each comment.

1.	Staff Comment: In the Fund Fees and Expenses table on page 1 of the Prospectus, please offset the rows entitled “Other Expenses” and “Service Fee” and left align the row entitled “Total Other Expenses” to reflect the fact that the amounts provided in “Other Expenses” and “Service Fee” are the constituents of and sum up to the amount provided in “Total Other Expenses.”

Response: The Corporation has made the alignment adjustments requested by the Staff in the Fund Fees and Expenses table.

2.	Staff Comment: In the Fund Fees and Expenses table on page 1 of the Prospectus, please delete footnote number 2 relating to the maximum amount of shareholder servicing fees that may be paid by each share class and include the amount of the “Service Fee” that was actually incurred and shown in the Corporation’s statement of operations.

Response: The Corporation respectfully notes that the amount shown in the row entitled “Service Fee” in the Fund Fees and Expenses table on page 1 of the Prospectus reflects the maximum amount of shareholder servicing fees that may be paid by a share class and not the actual amount incurred by a share class during the most recent fiscal year. The Corporation further notes that the Fund only pays shareholder service fees to the extent necessary to reimburse the Fund’s distributor for actual expenses incurred, which vary from year to year. The Corporation believes that, given the possible fluctuation in these amounts from year to year and the significant possibility that the shareholder servicing fees in the current year may be higher than those of the prior year, it is more appropriate and informative to shareholders to disclose the maximum amount of shareholder servicing fees that may be paid by a share class. In accordance with Instruction 3(d)(ii) to Item 3 of Form N-1A, the Corporation has revised the referenced footnote as follows to clarify that the shareholder servicing fees have been restated from those incurred during the most recent fiscal year: “Restated to reflect the maximum amount of shareholder servicing fees that may be paid by a share class. Actual amounts could be less.”

3.	Staff Comment: In the Fund Fees and Expenses table on page 1 of the Prospectus, please condense footnote 3 to streamline the disclosure in that footnote.

Response: The requested change has been made.

4.	Staff Comment: In the Portfolio Turnover section on page 2 of the Prospectus, the Corporation notes that its portfolio turnover for the most recent fiscal year is 101%. Please consider if active trading is a principal strategy of the Corporation and if so consider if any risk disclosure is warranted for this strategy.

Response: The Corporation has added disclosure in the Principal Risks section of the Prospectus relating to the risks of active trading.

5.	Staff Comment: In the Principal Investment Strategies section beginning on page 2 of the Prospectus, please disclose the purpose of the foreign currency transactions that the Corporation may engage in.

Response: The requested change has been made.

6.	Staff Comment: In the Fund Performance section beginning on page 5 of the Prospectus, please revise the narrative paragraph before the bar chart to include a description of the additional index being shown in the Annual Average Total Return table.

Response: The requested change has been made.

7.	Staff Comment: In the Tax Information section on page 7 of the Prospectus, please revise the disclosure to use plain English.

Response: The requested change has been made and the Tax Information section on page 7 has been revised as follows:

The Fund’s distributions may comprise taxable ordinary income, taxable capital gains and/or a non-taxable return of capital, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

8.	Staff Comment: In the sections titled Class R Shares and Class Z Shares, respectively, on page 25 of the Prospectus, the Corporation discloses that these share classes are generally not available for purchase by retail non-retirement accounts, traditional and Roth individual retirement accounts, Coverdell Education Savings Accounts or plans covering self-employed individuals and their employees. Please include information on any exceptions to this policy and, if there are no exceptions, please delete the word “generally” from that sentence.

Response: The Corporation has revised the disclosure to delete the word “generally” from the referenced disclosures.

* * * * * * * *

We hope the Staff finds this letter is responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding these responses, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne
Assistant Secretary

Cohen & Steers International Realty Fund, Inc.

280 Park Avenue, 10th floor

New York, New York 10017

September 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Cowen

Re:	Cohen & Steers International Realty Fund, Inc. (File No. 811-21677) (the “Corporation”)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Corporation listed above acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary

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